Exhibit 99.9

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Compton Petroleum Corporation (the "Company") on the Form 40-F for the fiscal year ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certifies, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED this 24th day of February, 2011.

/s/ C.W. Leigh Cassidy
C.W. Leigh Cassidy
Vice President, Finance & Chief Financial Officer,
Compton Petroleum Corporation